SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of FEBRUARY, 2004

                               TRIMARK ENERGY LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   Trimark Energy Ltd.
                                                   (Registrant)

Date   FEBRUARY 16,   2004                         By  /s/ Nick DeMare
     ---------------------                         ---------------------------
                                                   (Signature)
                                                   Nick DeMare, Director

1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")

        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is TRIMARK ENERGY LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     February 16, 2004

3.   Press Release

     A press release dated February 16, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Officer

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     President & CEO
     Phone:  (604) 685-9316

9.   Statement of Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 16th day of February, 2004.


                                 /s/ Nick DeMare
                                -----------------------------------------------
                                 Nick DeMare, President & CEO

                               TRIMARK ENERGY LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                 TSX Venture Symbol: TRK.V o OTCBB Symbol: TRKEF

--------------------------------------------------------------------------------


NEWS RELEASE                                                   FEBRUARY 16, 2004


At the Company's annual and extraordinary general meeting ("AGM") held February 12, 2004, Messrs. Nick DeMare, Andrew Carter and William Lee were elected to the Board. At a directors meeting held subsequent to the AGM, Mr. Nick DeMare was appointed as President and Mr. Harvey Lim as Corporate Secretary.

All items put forth at the meeting were approved by the shareholders including ordinary resolutions to:

     i) adopt a stock option plan, pursuant to which the Company may grant stock options up to 10% of the issued and outstanding common shares at the time of the grant;

     ii) approve the issuance of the previously announced private placement shares, warrants and other securities and any change of control resulting therefrom; and

     iii) approve the issuance of the previously announced shares for debt, and any change of control resulting therefrom.

A special resolution was also approved to change the name of the Company to "Halo Resources Ltd." At this time, the board of directors have determined to implement the name change.

As shareholders' approval has been received to the financings announced January 15, 2004, the Company is proceeding with the implementation of these capital transactions. Management is confident that upon completion of these transactions, it will have the solid financial base from which it can move forward to complete an acquisition of a resource property of merit. The turnaround of the Company's financial position is a key development step.

ON BEHALF OF THE BOARD


/s/ Nick DeMare
---------------------
Nick DeMare, Director

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.